Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES
RECORD THIRD QUARTER RESULTS

Acheson, Alberta, February 14, 2008 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced record results for the three and nine months ended December 31, 2007.

All dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights (in millions except per share information)
	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2007	2006	2007	2006
Revenue	$274.9	$155.9	$666.1	$424.0
Gross profit	$50.6	$26.0	$100.7	$78.8
Gross profit per cent	18.4%	16.7%	15.1%	18.6%
Operating income	$33.2	$13.8	$49.8	$46.6
Net Income	$25.4	$6.6	$17.1	$19.8
Earnings per share:
Basic	$0.71	$0.27	$0.48	$0.96
Diluted	$0.69	$0.26	$0.46	$0.90
Consolidated EBITDA (1)	$42.1	$24.6	$79.7	$71.9
Capital spending	$8.0	$78.4	$51.6	$97.7

(1)	For a definition of Consolidated EBITDA and reconciliation to net income see “Non- GAAP Financial Measures”

"Our third quarter results were our best on record as we responded successfully to growing oil sands, commercial construction and pipeline opportunities," said Rod Ruston, President and Chief Executive Officer. "Year-over-year, our third quarter revenue climbed 76%, gross profit grew 95%, operating income increased 141% and Consolidated EBITDA was up 71%. These improvements reflect not only strong demand but also solid execution across all three of our business segments. We ended the quarter with net income of $25.4 million, up from $6.6 million during the same period last year."

“Overall, the first nine months have seen us work successfully through the challenges encountered by our Pipeline division earlier in the year. With work progressing well on the TMX project with Kinder Morgan Canada, our Pipeline segment is now achieving record revenue and profits. Our Heavy Construction and Mining segment also recorded impressive financial gains during the quarter as we expanded our equipment fleet to respond to demand and we continued to see strong performance from our Piling segment.”

“With all three of our business segments now performing to expectations, we are gaining a much clearer look at the true potential of North American Energy Partners,” added

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Ruston. “Importantly, this is not an isolated one quarter performance. Three months ago we released solid second quarter results. We have now followed that with an excellent third quarter.  We anticipate a high level of activity through the fourth quarter, traditionally our strongest operating period, to provide a positive contribution through the balance of the fiscal year.”

“We focus on Consolidated EBITDA as a key indicator of our operating performance and as you can see, our performance in this area has been excellent.  Similarly, we have achieved strong performance in our net income and earnings per share in the quarter. However, unlike Consolidated EBITDA, we believe that net income and earnings per share, as reported, are not always indicative of our operating performance due to the impact of certain non-cash items, namely the unrealized gains and losses on our senior notes and derivative financial instruments.  The impacts of these items on current and prior period results are quantified in the discussion of our results below.”

Segment Financial Highlights (dollars in millions)

	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2007	2006	2007	2006
Heavy Construction and Mining
Revenue	$154.4	$111.4	$431.1	$323.0
Segment profit	$28.1	$8.9	$68.6	$47.6
Segment profit percentage	18.2%	8.0%	15.9%	14.7%
Piling
Revenue	$43.8	$29.2	$121.7	$79.4
Segment profit	$11.4	$10.3	$31.7	$25.6
Segment profit percentage	26.0%	35.3%	26.0%	32.2%
Pipeline
Revenue	$76.7	$15.3	$113.3	$21.6
Segment profit	$12.9	$(1.8)	$14.2	$(0.7)
Segment profit percentage	16.8%	-11.8%	12.5%	-3.2%

The Heavy Construction and Mining division continued to benefit from robust oil sands activity during the quarter, achieving a 39% increase in revenue and a 216% increase in segment profit. Contracts for Suncor Energy Inc.'s (Suncor) Millennium Naphtha Unit (MNU) and Voyageur projects and completion of the design-build contract for Albian Sands Energy Inc.'s (Albian) Aerodrome were key contributors to this growth. The Company also experienced increased demand under multi-year site service agreements with Albian and Syncrude Canada Ltd. (Syncrude), initiated services to Petro-Canada's Fort Hills' oil sands project and continued to ramp up production under its 10-year mining contract with Canadian Natural Resources Ltd. (Canadian Natural). On the cost side, results from this segment began to show the benefit of a strategic shift to mid-sized

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mining trucks. Tires for these trucks are currently in better supply and available at lower costs than for larger-sized trucks, which in turn, has helped to stabilize maintenance costs.

The Piling segment achieved year-over-year revenue growth of 50% and a segment profit improvement of 11% in the third quarter.  Oil sands development and a high level of commercial and industrial construction activity were key factors in the revenue gain, supported by the Company’s acquisition of Midwest Foundation Technologies Inc. in September, 2006 and the opening of a new branch office in Saskatoon in May, 2007. As anticipated, margins in the Piling segment have returned to a more typical 26% after peaking at 35% a year earlier on an unusually profitable project mix. Management views the current margin level as more sustainable.

The financial improvements achieved by Piling and Heavy Construction and Mining were bolstered by dramatically improved results from the Pipeline division.  Third quarter Pipeline revenue was over five times higher than a year earlier at $76.7 million and segment profit improved significantly to $12.9 million as the Company continued work on the Trans Mountain Expansion (TMX) Anchor Loop project for Kinder Morgan Canada (Kinder Morgan).  Approximately 50% of this $185 million contract is now completed.

“We are very pleased with our third quarter and nine month results,” added Ruston. “We have attracted an excellent mix of high-quality projects, our project execution continues to improve and cost control for these projects has been very solid.  We anticipate continued progress on all of these fronts as we move into our busy fourth quarter season.”

“Our business opportunities also continue to expand as oil sands activity ramps up and long-term customers like Suncor step up their commitment to the region and relatively new players, such as Petro-Canada, commence serious expenditure to get their projects started. Combined with the excellent prospects in our Pipeline business and strong and steady performance from our Piling business, our expectations for the balance of the fiscal year are for continued revenue growth and improving profitability,” said Ruston.

Consolidated Third Quarter Results

Third quarter consolidated revenue increased to $274.9 million, a 76% improvement over the same period last year.  The $119.0 million gain was led by revenue growth in the Pipeline division and supported by continued strong revenue growth in the Heavy Construction and Mining and Piling segments.

Third quarter gross profit increased to $50.6 million, up 95% over the same period last year, reflecting increased sales and higher profit margins. As a percentage of revenue, consolidated gross profit increased to 18.4% from 16.7% due to higher project margins in Heavy Construction and Mining and Pipeline, partially offset by lower margins in Piling.

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Net income increased to $25.4 million in the third quarter, from $6.6 million last year. Basic earnings per share for the third quarter were $0.71 compared to $0.27 per share in the prior year.  As previously discussed, improvements in operating income were enhanced by unrealized gains on foreign exchange and derivative financial instruments of $5.7 million, net of tax, compared to $2.1 million, net of tax, in the prior year. Excluding these items, basic earnings per share would have been $0.55 per share compared to $0.18 per share in the prior year. In addition, the comparison of earnings per share to the prior year period is impacted by weighted average number of common shares of 35.8 million compared to 24.7 million in the prior year.

Consolidated Nine Months Results

Nine months consolidated revenue increased to $666.1 million, a 57% gain over the same period last year. While revenue gains were realized in all operating segments, the most significant increases were achieved in the Pipeline and Heavy Construction and Mining segments.

Nine months gross profit increased to $100.7 million from $78.8 million a year ago. However, as a percentage of revenue, gross profit declined to 15.1% from 18.6% . The change in gross profit margin primarily reflects the negative impact of Pipeline losses during the first half and higher equipment costs related to fleet expansion. Equipment maintenance costs also increased due to the continuing supply/demand imbalance for larger-sized truck tires, which has driven up prices. Management believes this situation will continue through calendar year 2010 and is responding with a combined strategy of increased use of mid-sized haul trucks and the development of long-term contracts with tire suppliers. Gross profit margin in the prior year period was also positively impacted by the settlement of a $6.1 million claim.

The Company posted net income of $17.1 million or $0.48 per share, in the nine months, compared to net income of $19.8 million or $0.96 per share, during the same period last year.  As previously discussed, unrealized gains and losses on foreign exchange and derivative financial instruments resulted in a net non-cash, after-tax negative impact of $4.6 million in the current year versus a positive impact of $4.7 million in the prior year. Excluding these items, basic earnings per share would have been $0.61 per share compared to $0.77 per share in the prior year. In addition, the comparison of earnings per share to the prior year period is impacted by weighted average number of common shares of 35.7 million compared to 20.7 million in the prior year.

The adoption of the new Canadian accounting standards with respect to financial instruments in the current year resulted in a $10.3 million after-tax charge that is included in the $4.6 million above.

Outlook

As previously mentioned, the Company’s forward outlook remains positive. Announced projects by major oil sands organizations are proceeding as expected and the Company is securing work on these projects. In particular, the Company’s winter season work load has been as per management’s expectations.

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Heavy Construction and Mining segment continues to respond effectively to opportunities in the Alberta oil sands.  Despite recent changes to Alberta royalty rates affecting natural gas, conventional oil and oil sands producers, development of the oil sands continues to expand. Suncor, a major customer of the Company for the past 31 years, recently announced it will spend over $20 billion on its Voyageur expansion. The Company has already initiated work on this project under a five-year multiple-use contract with Suncor. As this work proceeds, it is expected to create additional demand for the Company’s services. Similarly, activity levels with Syncrude and Albian are also increasing, six years remain on a major overburden removal contract with Canadian Natural and as mentioned above, the Company has recently initiated work at Petro-Canada’s Fort Hills project.

Beyond the oil sands, the Company’s involvement at the De Beers’ Victor diamond mine in northern Ontario is beginning to wind down as construction draws to a close.  The Company will seek to replace this business with other non-oil sands projects, consistent with its strategy of building diversification into the project mix.  In the interim, all equipment and people surplus to current needs at Victor have been redeployed on other revenue-generating work.

Pipeline results are expected to remain significantly above last year’s levels as the Company continues to execute on the TMX contract with Kinder Morgan, one of a number of major oil and gas pipelines being planned or already under construction in North America. This contract relates to the expansion of the Trans Mountain Pipeline being undertaken by Kinder Morgan in Western Canada and establishes the Company in the large-inch pipeline construction market.  This, in turn, improves our competitive position within this rapidly expanding Western Canadian market for large pipeline construction projects.  Management has identified numerous opportunities to continue growing the Pipeline business as the oil and gas transmission industry responds to increasing oil sands production and the resulting demand for additional pipeline capacity.

In the Piling division, demand levels remain strong as a result of oil sands development and strong construction activity in major Western Canadian centers.  The recent announcement of a $120 billion capital spending plan by the Province of Alberta could greatly accelerate demand for piling and construction services as the majority of the funding will be targeted to infrastructure enhancement.

Overall, the outlook for all three business segments remains positive and the Company will continue to focus on strong business execution as it moves forward.

NEWS RELEASE

Consolidated Balance Sheets
As at December 31 (in thousands of Canadian dollars)

	December 31, 2007	March 31, 2007
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$21,243	$7,895
Accounts receivable	115,512	93,220
Unbilled revenue	73,447	82,833
Inventory	114	156
Asset held for sale	-	8,268
Prepaid expenses and deposits	6,975	11,932
Other assets	3,376	10,164
Future income taxes	3,165	14,593
	223,832	229,061

Future income taxes	30,059	14,364
Plant and equipment	284,762	255,963
Goodwill	200,056	199,392
Intangible assets, net of accumulated amortization of $19,181 (March 31, 2007 - $17,608)	2,447	600
Deferred financing costs, net of accumulated amortization of $nil (March 31, 2007 - $7,595)	-	11,356
	$741,156	$710,736

Liabilities and Shareholders’ Equity

Current liabilities:
Revolving credit facility	$20,000	$20,500
Accounts payable	102,994	94,548
Accrued liabilities	16,097	23,393
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	3,619	2,999
Current portion of capital lease obligations	3,915	3,195
Current portion of derivative financial instruments	4,640	2,669
Future income taxes	10,065	4,154
	161,330	151,458

Deferred lease inducements	967	-
Capital lease obligations	7,840	6,514
Senior notes	190,546	230,580
Derivative financial instruments	96,676	58,194
Future income taxes	21,551	19,712
	478,910	466,458

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-
voting common shares; issued and outstanding – 35,951,684
voting common shares (March 31, 2007 – 35,192,260 voting
common shares and 412,400 non-voting common shares))	298,481	296,198
Contributed surplus	3,945	3,606
Deficit	(40,180)	(55,526)
	262,246	244,278

	$741,156	$710,736

NEWS RELEASE

Consolidated Statements of Operations, Comprehensive Income and Deficit
For the three and nine months ended December 31
(in thousands of Canadian dollars, except per share amounts)

	Three months ended		Nine months ended
	December 31 (unaudited)		December 31
	2007	2006	2007	2006

Revenue	$274,894	$155,858	$666,096	$424,024
Project costs	167,323	92,023	397,262	232,115
Equipment costs	44,231	29,244	131,582	78,777
Equipment operating lease expense	4,825	2,088	12,329	15,657
Depreciation	7,885	6,531	24,179	18,665
Gross profit	50,630	25,972	100,744	78,810
General and administrative costs	17,009	11,647	48,996	30,894
Loss on disposal of plant and equipment	5	381	850	839
Loss on disposal of asset held for sale	-	-	316	-
Amortization of intangible assets	443	127	766	492
Operating income before the undernoted	33,173	13,817	49,816	46,585
Interest expense	7,399	9,292	20,333	29,786
Foreign exchange (gain) loss	(1,784)	10,897	(33,136)	(2,497)
Realized and unrealized (gain) loss on derivative financial instruments	(5,419)	(13,315)	39,766	(1,533)
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	-	(9,400)	-	(9,400)
Loss on extinguishment of debt	-	10,875	-	10,928
Other income	(115)	(233)	(351)	(824)
Income before income taxes	33,092	5,701	23,204	20,125
Income taxes:
Current income taxes	8	-	29	(2,844)
Future income taxes	7,707	(938)	6,053	3,193
Net income and comprehensive income for the period	25,377	6,639	17,122	19,776
Deficit, beginning of period – as previously reported	(65,557)	(63,409)	(55,526)	(76,546)
Change in accounting policy related to financial instruments	-	-	(1,776)	-
Premium on repurchase of common shares	-	(59)	-	(59)
Deficit, end of period	$(40,180)	$(56,829)	$(40,180)	$(56,829)
Net income per share – basic	$0.71	$0.27	$0.48	$0.96
Net income per share – diluted	$0.69	$0.26	$0.46	$0.90

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Consolidated Statements of Cash Flows
For the three and nine months ended December 31
(in thousands of Canadian dollars)

Three months ended		Nine months ended
December 31 (unaudited)		December 31
2007	2006	2007	2006
Cash provided by (used in):
Operating activities:
Net income for the period	$25,377	$6,639	$17,122	$19,776
Items not affecting cash:
Depreciation	7,885	6,531	24,179	18,665
Write-down of other assets to replacement cost	-	-	1,848	-
Amortization of intangible assets	443	127	766	492
Amortization of deferred lease inducements	(26)	-	(78)	-
Amortization of deferred financing costs	-	853	-	2,688
Loss on disposal of plant and equipment	5	381	850	839
Loss on disposal of asset held for sale	-	-	316	-
Unrealized foreign exchange (gain) loss on senior notes	(1,612)	10,956	(32,626)	(2,537)
Amortization of bond issue costs	162	-	669	-
Unrealized (gain) loss on derivative financial instruments	(6,086)	(13,856)	37,764	(3,418)
Stock-based compensation expense	276	621	1,023	1,742
Gain on repurchase of NACG Preferred Corp. Series A preferred shares	-	(9,400)	-	(8,000)
Accretion and change in redemption value of mandatorily redeemable preferred shares	-	1,204	-	3,114
Loss on extinguishment of debt	-	10,680	-	10,680
Future income taxes	7,707	(938)	6,053	3,193
Net changes in non-cash working capital	(1,294)	(37,819)	3,531	(52,496)
	32,837	(24,021)	61,417	(5,262)
Investing activities:
Acquisition, net of cash acquired	-	-	(1,581)	(1,496)
Purchase of plant and equipment	(8,021)	(78,398)	(51,566)	(97,707)
Additions to asset held for sale	-	-	(2,248)	-
Proceeds on disposal of plant and equipment	120	2,882	4,036	3,454
Proceeds on disposal of asset held for sale	-	-	10,200	-
Net changes in non-cash working capital	(18,976)	6,600	(4,727)	6,600
	(26,877)	(68,916)	(45,886)	(89,149)
Financing activities:
Increase (decrease) in revolving credit facility	20,000	15,000	(500)	15,000
Repayment of capital lease obligations	(900)	(3,652)	(2,508)	(5,273)
Retirement of 9% senior secured notes	-	(74,748)	-	(74,748)
Repurchase of NAEPI Series A preferred shares	-	(1,000)	-	(1,000)
Repurchase of NACG Preferred Corp. Series A preferred shares	-	(27,000)	-	(27,000)
Financing costs	(7)	(267)	(774)	(1,347)
Share issue costs	-	(16,197)	-	(18,138)
Repurchase of common shares for cancellation	-	(84)	-	(84)
Issue of common shares	859	171,165	1,599	171,304
	19,952	63,217	(2,183)	58,714
Increase (decrease) in cash and cash equivalents	25,912	(29,720)	13,348	(35,697)
Cash and cash equivalents (cheques issued in excess of cash deposits), beginning of period	(4,669)	36,827	7,895	42,804
Cash and cash equivalents, end of period	$21,243	$7,107	$21,243	$7,107

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Non-GAAP Financial Measures

To supplement NAEP’s consolidated financial statements, the Company has disclosed certain non-GAAP financial measures that enhance the investors understanding of the Company’s performance. These measures do not have standardized meanings under Canadian or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP measures disclosed by the Company include EBITDA and Consolidated EBITDA.  The Company provides a reconciliation of non-GAAP financial measures to net income reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the non-GAAP financial measures and their reconciliation to reported net income and should not consider these non-GAAP measures in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP.

Consolidated EBITDA

EBITDA is calculated as net income (loss) before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA is defined as EBITDA, excluding the effects of foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income (loss). We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes, which are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our revolving credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in us being required to immediately repay all amounts outstanding under our revolving credit facility.  EBITDA and Consolidated EBITDA are not measures of performance under Canadian GAAP or U.S. GAAP and our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under Canadian GAAP or U.S. GAAP.  A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

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	Three Months Ended Dec 31,		Nine Months Ended Dec 31,
	2007	2006	2007	2006

Net income	$25.4	$6.6	$17.1	$19.8
Adjustments:
Interest expense	$7.4	$9.3	$20.3	$29.8
Income taxes	$7.7	$(0.9)	$6.1	$0.3
Depreciation	$7.9	$6.5	$24.2	$18.7
Amortization of intangible assets	$0.4	$0.1	$0.8	$0.5
EBITDA	$48.8	$21.6	$68.5	$69.1

EBITDA	$48.8	$21.6	$68.5	$69.1
Adjustments:
Unrealized foreign exchange (gain ) loss on senior notes	$(1.6)	$11.0	$(32.6)	$(2.5)
Realized and unrealized loss (gain) on derivative financial instruments	$(5.4)	$(13.3)	$39.8	$(1.5)
Loss on disposal of equipment	$0.0	$0.4	$1.2	$0.8
Stock-based compensation	$0.3	$0.6	$1.0	$1.7
Write off of deferred financing costs	$-	$4.3	$-	$4.3
Write down of other assets to replacement cost	$-	$-	$1.8	$-
Consolidated EBITDA	$42.1	$24.6	$79.7	$71.9

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada. For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

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Examples of such forward looking information in this document include but are not limited to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to our operating performance, including (1) a high level of activity through the fourth quarter providing a positive contribution through the balance of the fiscal year, (2) continued progress on attracting an excellent mix of high-quality projects, our improvement of project execution and cost control and (3) our expectations for the balance of the fiscal year for continued revenue growth and improving profitability; is subject to the risks and uncertainties that; we may be exposed to losses if our estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, we may be unable to attract qualified personnel, we may be unable to obtain equipment and tires; and is based on the assumption that we continue to execute profitably under our contracts;

(B) information related to our level of activity in our operating segments, including (1) announced projects by major oil sands organizations proceeding as expected and our Company securing work on these projects, (2) the demand for piling and construction services related to the capital spending plans announced by the Province of Alberta and (3) the demand for services from Suncor under a five-year multiple-use contract; is subject to the risks and uncertainties that; anticipated major projects in the oil sands may not materialize due to changes in the long-term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, our competitors may out bid us on major projects, we could lose a customer and suffer a significant reduction in business and cost overruns by our customers on their projects may cause our customers to terminate future projects; and is based on the assumption that long-term views of the economic viability of oil sands projects will not significantly change;

(C) the anticipated higher costs for larger-sized truck tires is subject to the risk and uncertainty that there may be a significant change in the global demand and/or supply of truck tires of the size and specification that we require and is based on the assumption that the current supply/demand imbalance, for truck tires of the size and specification that we require, continues for several years.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimated expressed or

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implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to our most recent annual information form filed on Form 20-F.

For more complete information about us, you should read our disclosure documents that we have filed with the Securities and Exchange Commission and the Canadian Securities Administration. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

For further information, please contact:	Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax: (780) 960-7103
Email: krowand@nacg.ca